Neff Corp.

3750 N.W. 87th Ave., Suite 400

Miami, FL 33178

May 30, 2007

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Pamela A. Long, Assistant Director
Craig Slivka, Staff Attorney

                Re:          Neff Corp. Registration Statement on Form S-1 (File No. 333-134545)

Dear Ms. Long and Mr. Slivka:

In accordance with Rule 477 under the Securities Act of 1933, as amended, Neff Corp. (the “Registrant”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of the above-captioned registration statement, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement originally was filed with the Commission on May 26, 2006, and was amended by Amendment No. 1, filed on August 11, 2006.   There was no circulation of a preliminary prospectus, the Registration Statement was not declared effective by the Commission and none of the Registrant’s securities were sold pursuant to the Registration Statement.

The Registrant initially filed the Registration Statement with the intention of pursuing an initial public offering of its common equity securities (an “IPO”).  The Registrant is requesting withdrawal of the Registration Statement because, on March 31, 2007, the stockholders of the Registrant entered into a definitive agreement which, assuming consummation of the transactions contemplated thereby, will result in the sale of all of the outstanding capital stock of the Registrant to a third party and its affiliates, and accordingly the Registrant no longer intends to pursue an IPO.

The Registrant requests that in accordance with Rule 457(p) under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

     If you have any questions with respect to this request, please contact Dennis Lamont of Latham & Watkins LLP at (212) 906-1231.

Very truly yours,

Neff Corp.

By:	/s/ Mark Irion
Name:	Mark Irion
Title:	Chief Financial Officer, Secretary and Treasurer